Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-248254
September 21, 2020

Siyata Mobile Inc.

Siyata Mobile Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) (No. 333-248254) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, 212-895-3745. You may also access the Company’s most recent prospectus dated September 15, 2020, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on September 15, 2020, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1649009/000121390020026576/ea126862-f1a2_siyatamobile.htm



Siyata mobile

Corporate Presentation
Fall 2020

TSX-V: SIM | OTCQX: SYATF

Disclaimer

Readers are cautioned that securities of Siyata Mobile Inc. (the "Company") are highly speculative. No representations, warranties or undertakings, express or implied, are made by the Company or any of its affiliates, advisers or representatives or the underwriters as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. None of the Company nor any of its affiliates, advisers, or representatives or the underwriters accept any responsibility whatever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed.

Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements. These statements reflect the Company's intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as "expects, "plans," "will," "estimates," "projects," "intends," "anticipates," "believes," "confident" or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company's operations and other factors, many of which are beyond the Company's control, and accordingly, actual results may differ materially from these forward-looking statements. Neither the Company nor any of its affiliates, advisers or representatives or the underwriters have any obligation and they do not undertake to revise forward-looking statements to reflect future events or circumstances.

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should carefully read the factors described in the "Risk Factors" section of the prospectus contained in the registration statement on Form F-1, as amended (Registration No. 333-248254), filed with the United States Securities and Exchange Commission (the "SEC"), to better understand the risks and uncertainties inherent in our business and any forward-looking statements. This presentation contains statistics and other data that has been obtained from or compiled from information made available by third parties. The Company has not independently verified such statistics or data.

This presentation does not constitute an offer to sell or issue or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the SEC or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering.

Company Overview

About Siyata Mobile Inc.

- Siyata Mobile is a leading developer and provider of cellular communication systems for enterprise customers and first responders.
- Siyata provides high quality and technologically advanced in-vehicle mounted IoT communications devices for global first responders, and commercial fleet vehicles based on Push to Talk Over Cellular (PoC) technology.
- Siyata develops and manufactures its devices and licenses the industry-recognized Uniden brand
- Headquarters: Canada
- R&D: Israel
- Founded: 2012
- Operating in: United States, Canada, Europe, Australia, Middle East
- Website: https://www.siyatamobile.com/

Siyata Mobile Inc. at a Glance[1]

Ticker:	SIM | SYATF
Exchange:	TSXV | OTCQX
Stock Price ($ CAD):	$0.11
Basic Shares Outstanding[2]:	146.9 million
Market Capitalization ($ CAD):	$16.2 million

(1) Data as of Q3 2020
(2) 207.9 million fully diluted shares outstanding

Siyata Mobile Inc. Trading Volume



Lowest: 14 Jul '20 - 0.09 Highest: 12 Sep '19 - 0.47
Date Range: 27 Aug '19 to 27 Aug '20
Volume (Actual)
Price [CAD]
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug

	TTM Av. Daily Vol.	TTM Total Vol.
SIM	319,813	80.9 million
SYATF	143,495	36.4 million

Management and Board of Directors



Marc Seelenfreund – Founder and CEO

- Over 20 years of experience in the telecom and cellular arena;
- Founder of leading telecom distribution company with multiple global telecom vendors;
- Holds a Law degree, and is Chairman of the Board at a leading private university.



Gerald Bernstein – CFO

- 20 years experience on PE financing and tax efficient corporate structuring in multi-jurisdictional arenas;
- BCom and Graduate Diploma in Public Accountancy from McGill University; and member of the Canadian Institute of Chartered Accountants since 1987 and a professional chartered accountant.



Glenn Kennedy – VP International Sales & Marketing

- Over 25 years of sales experience in the telecommunications industry;
- Managed sales nationally for Motorola Canada, HTC Canada, and Sonim Technologies;
- Bachelor of Arts in HBA from the Richard Ivey School of Business at the University of Western Ontario.



Gidi Bracha – VP Technology

- VP Technology since 2011, and spearheaded development of Truckfone and Voyager;
- Head of Car Mobility Products and Director of Type Approvals;
- Holds a BA in Engineering and Business Management from the University of Derby, in England.



Daniel Kim – VP Corporate Development

- 25 years of experience in the investment industry as Head of Research and Technology Analyst;
- Ranked as a top tech analyst in quality of research, investment ideas, written reports and credibility of research, and knowledge of sector;
- Holds an MBA from Queen's School of Business and a B.Sc. From the University of Toronto.

Management and Board of Directors (cont'd)

Brian Budd – Board Member

- Extensive management & corporate development background with 25 years of entrepreneurial & sales leadership experience in high tech and resource industries;
- Experienced in the areas of penetrating new markets, hiring and developing sales teams, implementing sales techniques and strategies and building pipeline.

Richard Hoy – Board Member

- Over 30 years in telecom, served as SVP of Operations at Ledcor for the past 7 years;
- Held a Managing Director and SVP Sales role at TELUS for four years, leading a declining sales division into a highly profitable and engaged enterprise sales team.

Stephen Ospalak – Board Member

- Over 20 years in telecom, currently SVP Marketing & Operations at BMG Inc.;
- Served as VP of Products & Services at TELUS Communications Inc. responsible for an annual spend > US$1 billion and has held management positions at AT&T.

Michael Kron – Board Member

- Over 20 years of experience in investment and corporate finance, currently Chairman and CFO at AnywhereCommerce Inc.;
- Co-founder and CFO of Miazzi Ventures where he founded Mamma.com Inc.. Which was later sold to Intasys Corporation at a CAD$44 million valuation.

Current Market Limitations With Legacy LMR

- Two-way radio, also known as, Land Mobile Radio (LMR) hardware, can be **excessive** and **inefficient**, cluttering in-vehicle cabins creating **additional costs**
- LMR has **limited coverage,** creating **dead zones** for first responder vehicles, public transportation and commercial vehicles. There are 10,000 different and incompatible LMR networks in use by first responders in the U.S.
- LMR **limits the ability for first responders to communicate with each other**, while PoC allows for a unified network
- LMR is **restricted in functions** — limited to voice and low capacity data

Excessive and Redundant Hardware


Navigation System
Corporate Phone
Fleet Management Tool
Land Mobile Radio (LMR/PTT)
CANbus Black Box

Limited and incompatible LMR coverage


POLICE

Limited Functionality



Source: https://urgentcomm.com/2019/01/03/public-safety-lmr-licensing-activity-sets-new-low-during-2018/

Source: RF Global Net

Siyata's Market- PoC

Siyata's devices operate using Push-to-Talk over Cellular (PoC).



What is PoC?

- PoC is wireless two-way communication that connects over a **cellular network instead of a radio network** at the push of a button.
- PoC is replacing legacy Push-to-Talk (PTT) solutions that operate over land mobile radio (LMR).
- PoC offers instant communication and high-speed data communication for first responders and enterprise customers.

PoC Market Research

The outlook for PoC solutions is addressed in VDC Research's report, *Key Success Requirements For In-Vehicle Push to Talk Communications Solutions*[(1)]

The report's findings include:

- The US population of PoC users is **expected to grow from 4.5M in 2019 to 7.5M by 2023, a CAGR of 13.6%**
- **Cost savings** over existing PTT solutions is the leading investment driver for PoC
- Out of the 4+ million PoC end users in the US, **the public sector remains the largest user segment**
- Research has shown that demand for PoC in-vehicle devices is growing, with **one in four respondents opting for in-vehicle solutions**



VDC|Research
Insights for the Connected World

[1] https://kincommunications.com/wp-content/uploads/2019/08/2019-Siyata-WP-VDC.pdf

First Responder Network Authority Opportunity

FirstNet®

$100 Billion government grant to create FirstNet, a broadband LTE network in the United States, operated by AT&T [1]

1,500,000+ FirstNet Connections

13,000+ public safety agencies

UV350 is one of the only dedicated in-vehicle PoC device that is certified FirstNet Ready™

The need for a unified nationwide first responder network came after 9/11. It "highlighted the inability for deployed safety networks to handle a true crisis situation." [2]

1. https://washingtontechnology.com/blogs/editors-notebook/2017/03/att-firstnet-award.aspx

2. https://www.rcrwireless.com/20160713/carriers/rivada-networks-looks-tap-new-technology-bolster-firstnet-tag2

Three Product Categories and Market Opportunities

Siyata's three core product categories are 100% complementary, and target primarily the Commercial and First Responder markets



1) In-Vehicle Devices

~3.5 million[1] first responder and public sector vehicles in the United States.

~17.6 million[1] commercial vehicles in the United States.

~3.5 million[2] first responder, public sector, and commercial vehicles in Canada.



2) Rugged Handsets

~47 million[1,3,4] enterprise task and public sector workers across NA including construction, transport & logistics, manufactuting, energy & utility, public safety and federal government

@ US $445 ASP (across all market segments) implies the NA rugged handset market is US $21B



3) Cellular Boosters

In addition to the millions of first responder, public sector, & commercial vehicles in the US, there are:
~50,000 Fire Stations
~50,000 Police Stations

The global booster market was valued at US$8.2B in 2017 and is expected to reach US $17.6B by 2025 [5]

[1] https://www.bts.gov/sites/bts.dot.gov/files/docs/browse-statistical-products-and-data/national-transportation-statistics/223001/ntsentire2018q3.pdf#page=41 and VDC Research Report, "Key Success Requirements For In-Vehicle Push to Talk Communications Solutions" August 2019
[2] http://www.statcan.gc.ca/tables-tableaux/sum-som/l01/cst01/trade14a-eng.htm
[3] https://ascfusa.org/first-responders/
[4] https://ir.sonimtech.com/financial-information/financial-results
[5] http://www.digitaljournal.com/pr/4682016?noredir=1

Category 1: In-Vehicle Device

Dedicated in-vehicle smartphone with 4G/LTE capabilities specifically designed to optimize mobile communications while driving. We believe the Uniden®UV350 is the ultimate IoT device for commercial vehicles and has received North American government and industry certifications, including FCC, PTCRB, GMS and IC[1].

Android Operating System

Enables users to eliminate redundant hardware via apps

Noise Cancellation

Clear sound with dedicated microphone & loud speaker

Economic

Far lower price compared to using multiple devices

WiFi Hotspot

Extended cellular range and data capabilities



7:49
7:49
Jan,19
Google
All Apps
Phone
Messaging
Play Store
Maps
Google
Uniden
OK

Push-to-Talk Over Cellular (PoC)

Capable of group and one-to-one PTT voice calls

Always Powered

Hardwired to vehicle battery ensures device always powered

4G/LTE

4G/LTE high speed data, up to 150 Mbps

Accessories

Can be equipped with PTT Palm Mic

[1] Industry Canada certification (IC) is only for Canada

Uniden® UV350 Advantage over LMR

Siyata's UV350 provides users with high network coverage levels, enhanced safety and increased functionality, while decreasing CAPEX and OPEX compared to LMR


CAPEX
OPEX
Functionality
Safety
Network Coverage

"The decision (to replace aging LMR systems with PoC) saved the county more than $16 million in upfront costs and more than $2 million annually." *Mike Newburn, Wireless Manager for FairFax County, Virginia* [1]

[1] https://urgentcomm.com/2016/08/18/fairfax-county-michael-newburn-explains-replacement-of-general-government-lmr-system-with-carrier-enhanced-ptt-service/.

UV350 Competitive In-Vehicle Solutions Compared







Category	UV350	Phones with Car Kits	Two Way Radio	Rugged Tablets	Modems
Cellular Voice Calls	🟢	🟢	🔴	🔴	🔴
PTT Calls	🟢	🟢	🟢	🟢	🟢
In-Vehicle Sound Quality	🟢	🔴	🔴	🔴	🔴
Vehicle Purpose Built	🟢	🔴	🟢	🔴	🟢
Data & Apps	🟢	🟢	🔴	🟢	🟢
Nationwide Coverage	🟢	🟢	🔴	🟢	🟢
Extended Cellular Option	🟢	🔴	🔴	🔴	🔴
In-Vehicle FN Approved	🟢	🔴	🔴	🔴	🔴

Category 2: Rugged Handsets

Siyata's Uniden® rugged smart phones are available in a clamshell or candy-bar form factor. They support the key bands that are used by wireless carriers internationally where we are selling today, and we expect to launch our next gen rugged handsets in North America.



Competitive Advantage

Loud Speakers

With Noise Cancellation, this ensures excellent sound quality even in noisy work environments

Rugged IP68

Protects against drops, dust and debris

Push to Talk

Dedicated Push-to-Talk Side Button, and PTT Over Cellular app compatibility

Up to 2 days Battery Life

Keeps working for at least 1 day, and usually 2 days of work

Android

Android OS to download work apps

Siyata's Rugged Handsets can replace traditional LMR two-way radios, as they provide workers with the key features of two-way radios, combined with the durability and the national coverage of a rugged smartphone handset.



Rugged Competition and Large Opportunity

47 M Unit Potential Market Opportunity in North America

38 M[(1)] enterprise task workers, plus 9 M public sector workers in NA


High Price
Competitive Price
Rugged, High Performance
Form Factor Choices
siyata mobile
sonim
SAMSUNG
KYOCERA
CAT

[(1)] https://ir.sonimtech.com/financial-information/financial-results

Category 3: Cellular Boosters

Millions of homes and businesses in North America suffer from weak cellular signals, resulting in missed calls, dropped calls and slow data speeds. We believe that **Uniden® Cellular Signal Booster solutions from Siyata come complete with everything needed to be easily installed.**

In-Building
Consumer
Enterprise
First Responders



Uniden U60C 4G



Uniden UM50 4G

In-Vehicle
Consumer
Enterprise
First Responders

Dealers, and Online Retailers:

Uniden® cellular signal boosters

amazon.com

COSTCO.CA

amazon.ca

Walmart.ca Marketplace

BEST BUY BestBuy.ca

- Ultra-Fast Wireless
- Most Advanced Booster Technology
- Industry-Leading Quality
- Works On All Carrier Networks
- Easy Installation

Cellular Boosters: Three New Opportunities

1. COVID-19

The pandemic has forced millions of North Americans to set up home offices.

Uniden Cellular Signal Boosters are the perfect solution for anyone that needs to immediately improve network connectivity for work, study or leisure.

2. First Responders

Numerous obstacles such as, tall buildings, interior obstructions, terrain, inclement weather and distance from cell tower, can all compromise cellular signals. **Cellular boosters are an essential tool for first responders** who require better cellular connectivity in all situations for in-vehicle and in-building.

3. U.S. Distribution

Siyata is expanding its distribution significantly in the U.S. Historically, most booster sales were in Canada, but with the launch of **Amazon.com** and other ecommerce retailers, sales are expected to accelerate. Working towards a **major carrier launch** with our booster product into the U.S. market.


Uniden U60C


Uniden
cellular signal boosters
AWS
PCS
CDMA
LTE
Power



Focus on the U.S. market should grow booster sales in 2020 and beyond.

Our Sales and Distribution Partners

Siyata markets devices with leading cellular carriers and their distributors who sell to their enterprise customers. Leveraging these large carrier sales channels and their broad customer base with our three complementary product categories benefits a lean operating cost structure.

siyata mobile

1) Train & equip carrier sales teams
2) Teams introduce solution to customers with fleets
3) If customers express interest, then request 'proof of concept' trial
4) After trial, pursue customer PO to carrier for full deployment
5) Support customer throughout deployment

at&t	FirstNet	Bell	ROGERS	MOTOROLA	verizon
Operating in U.S.	Operating in U.S.	Operating in Canada	Operating in Canada	Operating worldwide	Operating in U.S.
165.9M subscribers	1.5M subscribers	10.0M subscribers	10.8M subscribers		119.9M subscribers

Siyata gives carriers the ability to activate a SIM card and generate income otherwise not captured with customers who use LMR.

Growing Sales Pipeline[1]

Objective:
Intend to aggressively grow sales by building and maintaining an opportunity pipeline of >$100M.

Total Revenue Sources:
Device Sales + Accessory Sales + Extended Warranty + Revenue Share with key App Partners

Opportunity for future recurring revenue from third party fleet application (e.g. enterprise mapping software) and accessory (e.g. microphones, boosters etc.) sales

Total Sales Opportunity Pipeline ~$42M+

=

Prospects/Customer Engagement ~$22M+

+

Proof-of-Concept and Trials ~$20M+

Available in North America through:

at&t | FirstNet | verizon | ROGERS | Bell | MOTOROLA

[1] All numbers in $ CAD

Financial Overview



$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
Revenue ($M CAD)
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
20.6%
23.8%
21.8%
14.5%
25.2%
32.4%
$9.9
$12.3
$17.7
$14.2
$13.0
$3.1
2015
2016
2017
2018 (1), (2)
2019 (2)
2020 Q1
Revenue
Margin

[1] 19.9% decrease in revenue due to lower 3G sales as existing carriers begin process of migration to 4G devices
[2] Corporate focus around establishing and expanding carrier relationship

Shifting Focus From Legacy Products to High Margin 4G Products into North America


Q1 2019
Israel and ROW
North America
24%
76%


Q1 2020
Israel and ROW
North America
34%
66%

- Certified with AT&T in mid-2019 and Verizon at y/e 2019, therefore Siyata's sales effort into the U.S. began in earnest in only Q1 2020 with its dedicated AT&T sales team. This dramatic shift towards U.S. revenue should continue as our U.S. sales team gain greater traction. Verizon VP Sales hired in Q3 2020.

- Low margin legacy 3G sales (~25% gross margin), primarily from Israel and ROW are being replaced by high margin 4G sales (~40% gross margin) in North America. As a result, consolidated gross margin increased from 25% for the year 2019 to 32% for Q1 2020. We expect this trend to continue as we accelerate our sales in North America.

Siyata's Capitalization Table

Balance Sheet	
(CAD $000,000)	Q1 - 2020
Current Assets	
Cash	0.939
Trade and other receivables	4.705
Inventory	3.825
Total Current Assets	10.748
Intangible assets	9.142
Goodwill	1.022
Total Non-Current Assets	10.723
Total Assets	21.470
Current Liabilities	
Bank Loan	0.342
Accounts payable and accrued liabilities	2.898
Current portion of Convertible Debenture	1.403
Current portion of Long-term debt	0.064
Total Current Liabilities	4.822
Non-Current Liabilities	
Long-term debt	0.120
Convertible Debenture	5.508
Total Non-Current Liabilities	5.917
Total Liabilities	10.739
Shareholders' Equity	
Share capital	37.346
Reserves	6.730
Accumulated other comprehensive loss	1.005
Deficit	(34.349)
Total SE	10.731
Total Liabilities & SE	21.470
Working Capital	5.925

Capitalization Table		
Common Shares Outstanding		146.914
Warrants		
@ $0.30 (Jun. 2021)		1.600M
@ $0.60 (Dec. 2021)		4.624M
@ $0.60 (Aug. 2021)		3.750M
@ $0.18 (Aug. 2021)		10.750M
@ $0.45 (Dec. 22)		7.866M
		28.590M
Agent Options		
@ $0.60 (Dec. 2021)		0.228M
@ $0.415 (Dec. 2021)		0.729M
@ $0.180 (Aug. 2021)		0.229M
		1.186M
Options	avg. remaining life (yrs)	
@ $0.55	2.45	8.440M
Convertible Debenture Debt		
@ $0.30 (Jun. 2021)		$1.580M
@ $0.415 (Dec. 2021)		$7.9M
Fully Diluted Shares Outstanding		146.914M
Fully Diluted Shares Outstanding		207.877M

Summary

1. Leading global developer of enterprise and connected vehicle PoC products
2. New, large global telecommunication customers expected to provide rapid entry into $20B North America market
3. Certified for use on FirstNet, a $100B government grant to AT&T to build a dedicated first responder cellular network
4. Disruptive, high margin 4G products in 3 complementary product segments driving strong organic growth
5. Backlog building dramatically as COVID-19 provides boost to first responder trials and record cellular booster business
6. High operating leverage due to very lean cost structure
7. Carrier approvals, technology, partners, first mover advantage and growth potential in a company with a current $11 million market cap

Appendix

Siyata's Market Opportunity & Revenue Sources

Siyata is focused on growing sales in the strategic North American market in 2020

- **Device Sales.** Large addressable vehicle market:
  - 17.6 million[(2)] commercial vehicles in USA
  - 3.5 million first responder and public sector vehicles in USA
  - 3.5 million in commercial, first responder, public sector vehicles in Canada
  - Internationally in Australia, LATAM, Europe, Middle East
- **Accessory Sales.** Wired Palm Mics for PTT, Inline Cellular Boosters, Roof Mount Antennas can add $70 to $300 per unit sale
- **Extended Warranty.** Beyond 1 year standard warranty
- **App Partnerships.** Recurring revenue sharing from third party fleet applications (e.g. enterprise mapping software)

(1) http://www.statcan.gc.ca/tables-tableaux/sum-som/l01/cst01/trade14a-eng.htm
(2) https://www.bts.gov/sites/bts.dot.gov/files/docs/browse-statistical-products-and-data/national-transportation-statistics/223001/ntsentire2018q3.pdf#page=41